1847 HOLDINGS LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

November 9, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Katherine Bagley

Re:	1847 Holdings LLC
Registration Statement on Form S-1 (File No. 333-249752)

Dear Ms. Bagley,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1847 Holdings LLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on Wednesday, November 11, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.